April 19, 2024

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 6 to Registration Statement on Form S-4
Filed on December 7, 2023
File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 6 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 7 (“Amendment No. 7”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 7, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated February 15, 2024, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 6 to Registration Statement on Form S-4

Risk Factors

NYSE may delist New Seamless’ securities from trading on its exchange..., page 82

1.	We note your revised disclosure that on November 28, 2023, NYSE notified INFINT and publicly announced that NYSE determined to commence proceedings to delist INFINT’s warrants from NYSE and that trading in the INFINT’s warrants would be suspended immediately due to “abnormally low” trading price pursuant to Section 802.01D of the NYSE Listed Company Manual, and that trading in the INFINT’s warrants was suspended immediately. Please update this risk factor to address any increased risk to current holders of the public warrants and whether there is any increased risk of the future delisting of New Seamless securities as a result of this development.

Response: In response to the Staff’s comment, the Company revised disclosure on pages 83 and 84 of the Amended Registration Statement to address the increased risk to current holders of public warrants and an increased risk of the future delisting on New Seamless securities.

Seamless Group Inc. Financial Statements General,

2.	We note your revisions to your historical financial statements related to prior comments 15, 16, 17 and 18. Please tell us your consideration of labeling your balance sheets for the year ended December 31, 2022 and 2021 as “Restated” and disclosing the effect of the correction on each financial statement line item. Refer to ASC 250-10-45-23 and ASC 250-10-50-7. Please have your auditor revise their report to reference the restatement in accordance with paragraph 18e of AS 3101.

Response: In response to the Staff’s comment, Seamless Group Inc. (“Seamless”) revised the labeling of its balance sheet for the year ended December 31, 2022 (note the 2021 fiscal year is no longer required to be presented) to “Restated” on page F-36 of the Amended Registration Statement. In addition, Seamless updated its disclosure beginning on page F-53 of the Amended Registration Statement in accordance with the requirements of ASC 250-10-45-23 and ASC 250-10-50-7. Seamless’ successor auditors have incorporated a reference to the restatement in compliance with paragraph 58 of AS 3105, as interpreted by paragraph 71 of AI 23, since the predecessor auditors have requested to withdraw their registration with the Public Company Accounting Oversight Board.

3.	We note your responses to prior comments 15 through 19. We continue to consider your responses and may have additional comments.

Response: The Company acknowledges the Staff’s note.

Note 20. Related Party Transactions, page F-65

4.	We note your response to prior comment 21. Please add disclosure of Tranglo’s Master XRP Commitment to Sell Agreement similar to your disclosure on page 252 including disclosing the balance of deposits of XRP into Tranglo’s crypto wallet at each reporting date and the maximum limits noted in the agreement. Also, please add similar disclosure related to GEA’s Master XRP Commitment to Sell Agreement. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment, Seamless revised Note 21. “Related Party Transactions” beginning on page F-55 of the Amended Registration Statement to disclose the nature of the Master XRP Commitment to Sell Agreement between Tranglo Sdn BHD (“Tranglo”), a consolidated subsidiary of Seamless, and Ripple Labs Singapore Pte Ltd. (“Ripple”), in a manner similar to that disclosed on page 252 of Amendment No. 6.

The revised presentation and disclosure additionally outline the impact of Tranglo’s transactions with Ripple on the statements of operations, as well as the amounts owing or received by each related party throughout each reporting period in accordance with ASC 850-10-50. Since Seamless does not file a consolidated tax return, the disclosures required by ASC 740-10-50-173 are not considered applicable.

Furthermore, Seamless has ensured the presentation of the balance sheets, statements of operations, and statements of cash flows comply with the requirements of Rule 4-08(k) of Regulation S-X. Related party transactions and balances are separately presented on the face of these primary statements, as supplemented by disclosure in Note 21.

Seamless has considered the requirements of SAB 5.T and has determined that Ripple, in its capacity as a shareholder, has not incurred any costs on behalf of either Tranglo or GEA. As a result, additional disclosure is not required in this respect.

General

5.	Please update your disclosure throughout to quantify the anticipated post-divestiture percentage of revenue derived from transactions in the PRC or Hong Kong.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, revised disclosure on pages 61, 180, 209, and 238 to disclose the anticipated post-divestiture percentage of revenue derived from transactions in the PRC or Hong Kong.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation